ALIANZA MINERALS LTD.

(formerly known as Tarsis Resources Ltd.)

Condensed Consolidated Interim Financial Statements

For the six months ended March 31, 2015 and 2014

325 Howe Street, Suite 410, Vancouver B.C. V6C 1Z7, Canada, TSXV: TCC; Tel: 604-687-3520

ALIANZA MINERALS LTD.

(Formerly Tarsis Resources Ltd.)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

	Note	March 31, 2015 (Unaudited)	September 30, 2014 (Audited)

Assets
Non-current assets
Equipment	5	$2,007	$2,492
Exploration and evaluation assets	6	4,159,873	4,086,063
		4,161,880	4,088,555

Current assets
Prepaid expenses		-	4,368
Receivables		18,710	4,199
Marketable securities	4	-	1,625
Cash		30,253	228,579
		48,963	238,771
Total assets		$4,210,843	$4,327,326

Shareholders’ equity
Share capital	7	$11,752,460	$11,693,260
Reserves	7, 8	2,130,562	2,130,562
Accumulated other comprehensive loss		20,186	(2,135)
Deficit		(10,479,824)	(10,170,594)
		3,423,384	3,651,093
Non-current liabilities
Deferred income tax liability		532,000	532,000
		532,000	532,000
Current liabilities
Due to related parties	9	159,314	38,458
Accounts payable and accrued liabilities		96,145	105,775
		255,459	144,233

Total shareholders’ equity and liabilities		$4,210,843	$4,327,326

Nature of operations and going concern (Note 1)

Events after the reporting period (Note 14)

These condensed consolidated interim financial statements are authorized for issue by the Board of Directors on May 28, 2015.

On behalf of the Board of Directors:

Director “Jason Weber”

                                Director “Craig Lindsay”

See accompanying notes to the condensed consolidated interim financial statements

ALIANZA MINERALS LTD.

(Formerly Tarsis Resources Ltd.)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS

FOR THE SIX MONTHS ENDED MARCH 31

(Unaudited, presented in Canadian Dollars)

		Three months ended		Six months ended
	Note	March 31, 2015	March 31, 2014	March 31, 2015	March 31, 2014

Expenses
Accounting and legal fees	9	$100,239	$18,859	$135,558	$50,425
Depreciation	5	243	443	485	886
Investor relations and shareholder information		11,024	20,690	16,363	35,643
Office facilities and administrative services	9	3,000	12,308	5,000	25,083
Office expenses		3,809	6,723	8,662	9,196
Property investigation expenses		-	731	-	731
Share-based payments		-	167,091	-	167,091
Transfer agent, listing and filing fees		14,512	10,328	18,940	13,693
Travel		4,984	9,654	6,879	23,427
Wages, benefits and consulting fees	9	47,024	47,024	90,774	92,493
		(184,835)	(293,851)	(282,661)	(418,668)

Interest income and other income		52	1,239	377	1,368
Foreign exchange gain/(loss)		(26,946)	-	(26,946)	-

Net loss for the period		$(211,729)	$(292,612)	$(309,230)	$(417,300)
Other comprehensive income (loss)
Unrealized gain (loss) on available-for-sale securities	4	-	-	(1,625)	-
Exchange difference arising on the translation of foreign subsidiary		50,351	18,950	23,946	35,491
Total comprehensive loss for the period		$(161,378)	$(273,662)	$(286,909)	$(381,809)
Basic and diluted loss per common share		$(0.00)	$(0.01)	$(0.01)	$(0.01)
Weighted average number of common shares outstanding – basic and diluted		60,640,444	48,388,592	60,134,949	46,132,623

See accompanying notes to the condensed consolidated interim financial statements

ALIANZA MINERALS LTD.

(Formerly Tarsis Resources Ltd.)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Unaudited, presented in Canadian Dollars)

		Share Capital		Reserves			Accumulated Other Comprehensive Income (Loss)
	Note	Number of shares	Amount	Equity settled employee benefits	Warrants	Finders’ warrants	Available-for- sale securities	Foreign exchange reserve	Deficit	Total equity
Balance, September 30, 2013		43,137,111	$ 10,751,788	$ 1,143,194	$ 597,205	$ 214,325	$ (18,750)	$ (12,838)	$ (6,052,555)	$ 6,622,369
Private placements	7(b)(i), 7(b)(ii)	7,503,333	562,750	-	-	-	-	-	-	562,750
Share issue costs		-	(25,024)	-	-	-	-	-	-	(25,024)
Share-based payments		-	-	167,091	-	-	-	-	-	167,091
Net loss		-	-	-	-	-	-	35,491	(417,300)	(381,809)
Balance, March 31, 2014		59,640,444	11,289,514	1,310,285	597,205	214,325	(18,750)	22,653	(6,469,855)	6,945,377
Private placement	7(b)(iii)	9,000,000	450,000	-	-	-	-	-	-	450,000
Share issue costs		-	(46,254)	-	-	8,747	-	-	-	(37,507)
Share-based payments		-	-	-	-	-	-	-	-	-
Net loss		-	-	-	-	-	375	(6,413)	(3,700,739)	(3,706,777)
Balance, September 30, 2014		59,640,444	11,693,260	1,310,285	597,205	223,072	(18,375)	16,240	(10,170,594)	3,651,093
Purchase of exploration and evaluation assets	7(b)(iv)	1,500,000	60,000	-	-	-	-	-	-	60,000
Share issue costs		-	(800)	-	-	-	-	-	-	(800)
Net loss		-	-	-	-	-	(1,625)	23,946	(309,230)	(286,909)
Balance, March 31, 2015		61,140,444	$ 11,752,460	$ 1,310,285	$ 597,205	$ 223,072	$ (20,000)	$ 40,186	$ (10,479,824)	$ 3,423,384

Subsequently, on April 29, 2015, the Company’s shares were consolidated on a 10 for 1 basis (Note 14).

See accompanying notes to the condensed consolidated interim financial statements

ALIANZA MINERALS LTD.

(Formerly Tarsis Resources Ltd.)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED MARCH 31

(Unaudited, presented in Canadian Dollars)

	Six months ended March 31, 2015	Six months ended March 31, 2014

Cash flows from (used in) operating activities
Loss for the period	$(309,230)	$(417,300)
Items not affecting cash:
Depreciation	485	886
Share-based payments	-	167,091

Changes in non-cash working capital items:
Receivables	(14,511)	(873)
Prepaid expenses	4,368	7,204
Accounts payable and accrued liabilities	76,945	(15,357)
Due to related parties	120,856	(24,181)
Net cash (used in) operating activities	(121,087)	(282,530)

Cash flows from (used in) investing activities
Exploration and evaluation assets	(84,385)	(141,901)
Net cash provided by (used in) investing activities	(84,385)	(141,901)

Cash flows from (used in) financing activities
Proceeds from issuance of common shares	-	562,750
Share issue costs	(16,800)	(23,024)
Net cash provided by (used in) financing activities	(16,800)	539,726

Effect of exchange rate changes on cash	23,946	35,491

Change in cash for the period	(198,326)	150,786

Cash, beginning of the period	228,579	21,044

Cash, end of the period	$30,253	$171,830

Supplemental disclosure with respect to cash flows (Note 10)

See accompanying notes to the condensed consolidated interim financial statements

ALIANZA MINERALS LTD.

(Formerly Tarsis Resources Ltd.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2015 AND 2014

(Unaudited, presented in Canadian Dollars)

1.

NATURE OF OPERATIONS AND GOING CONCERN

Alianza Minerals Ltd. (formerly Tarsis Resources Ltd., “Tarsis”) (the “Company” or “Alianza”) was incorporated in Alberta on October 21, 2005 under the Business Corporations Act of Alberta and its registered office is Suite 410, 325 Howe Street, Vancouver, BC, Canada, V6C 1Z7. On April 25, 2008 the Company filed for a certificate of continuance and is continuing as a BC Company under the Business Corporations Act (British Columbia).

The Company is an exploration stage company and is engaged principally in the acquisition and exploration of mineral properties. The recovery of the Company’s investment in its exploration and evaluation assets is dependent upon the future discovery, development and sale of minerals, upon the ability to raise sufficient capital to finance these activities, and/or upon the sale of these properties.

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  The ability of the Company to continue as a going concern is dependent on obtaining additional financing through the issuance of common shares or obtaining joint venture or property sale agreements for one or more properties.

There can be no assurance that the Company will be able to continue to raise funds in which case the Company may be unable to meet its obligations. Should the Company be unable to realize on its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded on the condensed consolidated interim statement of financial position. The condensed consolidated interim financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations.

Adverse financial market conditions and volatility increase the uncertainty of the Company’s ability to continue as a going concern given the need to both manage expenditures and to raise additional funds. The Company is experiencing, and has experienced, negative operating cash flows. The Company will continue to search for new or alternate sources of financing but anticipates that the current market conditions may impact the ability to source such funds. Accordingly, these material uncertainties may cast significant doubt upon the Company’s ability to continue as a going concern.

As at March 31, 2015, the Company had working capital deficit of $206,496 (September 30, 2014: working capital of $94,538) and shareholders’ equity of $3,423,384 (September 30, 2014: $3,651,093).

2.

BASIS OF PREPARATION

Statement of Compliance

These condensed consolidated interim financial statements, including comparatives, have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” (“IAS 34”) using accounting policies consistent with IFRS issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

ALIANZA MINERALS LTD.

(Formerly Tarsis Resources Ltd.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2015 AND 2014

(Unaudited, presented in Canadian Dollars)

2.

BASIS OF PREPARATION - continued

Basis of preparation

These condensed consolidated interim financial statements have been prepared on a historical cost basis except for marketable securities classified as available-for-sale, which are stated at fair value through other comprehensive income (loss). In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

The preparation of these condensed consolidated interim financial statements in conformity with IAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses.  Actual results may differ from these estimates.  These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements.

These condensed consolidated interim financial statements, including comparatives, have been prepared on the basis of IFRS standards that are published at the time of preparation.

New accounting standards and interpretations

Certain new accounting standards and interpretations have been published that are not mandatory for the March 31, 2015 reporting period.  The Company has not early adopted the following new and revised standards, amendments and interpretations that have been issued but are not yet effective:

•

IFRS 9 (Amended 2010) Financial Instruments (effective January 1, 2018)

The Company anticipates that the application of the above new and revised standards, amendments and interpretations will have no material impact on its results and financial position.

3.

SIGNIFICANT ACCOUNTING POLICIES

These unaudited condensed consolidated interim financial statements have been prepared in accordance with IFRS as issued by the IASB on a basis consistent with those followed in the Company’s most recent annual financial statements for the year ended September 30, 2014.

These unaudited condensed consolidated interim financial statements do not include all note disclosures required by IFRS for annual financial statements, and therefore should be read in conjunction with the annual financial statements for the year ended September 30, 2014. In the opinion of management, all adjustments considered necessary for fair presentation of the Company’s financial position, results of operations and cash flows have been included. Operating results for the six month period ended March 31, 2015 are not necessarily indicative of the results that may be expected for the current fiscal year ending September 30, 2015.

ALIANZA MINERALS LTD.

(Formerly Tarsis Resources Ltd.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2015 AND 2014

(Unaudited, presented in Canadian Dollars)

4.

MARKETABLE SECURITIES

The Company holds shares of a publicly traded company which are held as available-for-sale and valued in accordance with the quoted market price of the common shares.

	March 31, 2015	September 30, 2014

Balance, beginning of the period	$1,625	$1,250
Unrealized gain (loss)	(1,625)	375
Balance, end of the period	$-	$1,625

Marketable securities consist of equity securities over which the Company does not have control or significant influence.  Unrealized gains and losses due to period end revaluation to fair value, other than those determined to be due to significant or prolonged losses, are recorded as other comprehensive income or loss.  During the six months ended March 31, 2015, the Company determined that $1,625 of unrealized loss recorded in available-for-sale securities was not a result of significant or prolonged losses. Where there is a significant or prolonged decline in the fair value of an available-for-sale financial asset the full amount of the impairment, including any amount previously recognized in other comprehensive income, is recognized in profit or loss.

5.

EQUIPMENT

Equipment
Cost
As at September 30, 2013	$8,222
Assets acquired	-
As at September 30, 2014	8,222
Assets acquired	-
As at March 31, 2015	$8,222
Accumulated depreciation
As at September 30, 2013	$3,958
Depreciation for the year	1,772
As at September 30, 2014	5,730
Depreciation for the period	485
As at March 31, 2015	$6,215
Net book value
As at September 30, 2014	$2,492
As at March 31, 2015	$2,007

ALIANZA MINERALS LTD.

(Formerly Tarsis Resources Ltd.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2015 AND 2014

(Unaudited, presented in Canadian Dollars)

6.

EXPLORATION AND EVALUATION ASSETS

The Company follows the prospect generator model whereby it acquires projects on attractive terms, adds value through preliminary exploration efforts and then vends or options the project for further advancement.

The Company has properties in Mexico (the “Mexican Properties”), in Nevada, USA (the “American Properties”), and in the Yukon Territory of Canada (the “Canadian Properties”).  Following are summary tables of exploration and evaluation assets and brief summary descriptions of each of the exploration and evaluation assets:

ALIANZA MINERALS LTD.

(Formerly Tarsis Resources Ltd.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2015 AND 2014

(Unaudited, presented in Canadian Dollars)

6.

EXPLORATION AND EVALUATION ASSETS – continued

Exploration and Evaluation Assets for the period ended March 31, 2015

	Mexico		USA		Canada

	Yago	Others	East Walker	Others		Total

Balance as at September 30, 2014	$422,415	$2,307,486	$-	$181,993	$1,174,169	$4,086,063

Additions during the period
Acquisition costs:
Holding	20,510	-	-	-	-	20,510
Property acquisition	-	-	7,500	52,500	-	60,000
	20,510	-	7,500	52,500	-	80,510

Exploration expenditures:
Camp, travel and meals	4,532	-	-	2,125	-	6,657
Drilling	(11,827)	-	-	-	-	(11,827)
	(7,295)	-	-	2,125	-	(5,170)

Foreign currency translation	-	(1,530)	-	-	-	(1,530)

Balance at March 31, 2015	$435,630	$2,305,956	$7,500	$236,618	$1,174,169	$4,159,873

ALIANZA MINERALS LTD.

(Formerly Tarsis Resources Ltd.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2015 AND 2014

(Unaudited, presented in Canadian Dollars)

6.

EXPLORATION AND EVALUATION ASSETS – continued

Exploration and Evaluation Assets for the year ended September 30, 2014

	Mexico		USA	Canada

	Yago	Others			Total

Balance as at September 30, 2013	$214,500	$2,270,228	$117,782	$4,600,972	$7,203,482

Additions during the year
Acquisition costs:
Holding	19,087	4,266	-	1,224	24,577
	19,087	4,266	-	1,224	24,577

Exploration expenditures:
Camp, travel and meals	34,797	-	-	949	35,746
Drilling	88,820	-	-	-	88,820
Field supplies & overhead	5,219	105	-	513	5,837
Geological consulting	36,848	3,112	20,000	2,000	61,960
License and permits	-	-	44,211	-	44,211
Reporting, drafting, sampling and	23,144	919	-	7,686	31,749
	188,828	4,136	64,211	11,148	268,323

Impairment allowance	-	-	-	(3,439,175)	(3,439,175)
Foreign currency translation	-	28,856	-	-	28,856

Balance at September 30, 2014	$422,415	$2,307,486	$181,993	$1,174,169	$4,086,063

ALIANZA MINERALS LTD.

(Formerly Tarsis Resources Ltd.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2015 AND 2014

(Unaudited, presented in Canadian Dollars)

6.

EXPLORATION AND EVALUATION ASSETS – continued

Mexico

On July 23, 2007, the Company purchased from Almaden Minerals Ltd. (“Almaden”) the Erika property, along with 4 other existing properties in Yukon. The Erika property is located in Guerrero State, Mexico, south of Mexico City. Almaden has a 2% NSR royalty on future production from mineral claims purchased from them.

On June 10, 2013, the Company purchased from Almaden five properties in Mexico and two properties in Nevada USA by issuing 4,000,000 common shares at a price of $0.055 per share to Almaden on July 25, 2013. Almaden also retains a 2% Net Smelter Return (“NSR”) royalty on future production on all these properties.

•

Yago

•

Gallo de Oro (this is part of the Yago property)

•

San Pedro

•

Mezquites

•

Llano Grande

In addition, areas of influence have been outlined in Mexico, where Almaden has provided its proprietary data and concepts to the Company.  In return, the Company will issue 200,000 shares to Almaden for each new property acquired within the area of influence.  The Company will issue a further 800,000 shares to Almaden upon the first time disclosure of a mineral resource on each and any of the new properties.

The value of the 4,000,000 common shares issued to Almaden on acquisition of these seven properties was allocated amongst the properties on a pro-rata basis, based on Almaden’s total capitalized carrying value of the properties immediately preceding transfer.

a)

Yago

The Yago property is located 50 km north of Tepic, the state capital of Nayarit.  As of March 31, 2015, the Company had spent $435,630 on advancing this property to joint-venture ready status.

ALIANZA MINERALS LTD.

(Formerly Tarsis Resources Ltd.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2015 AND 2014

(Unaudited, presented in Canadian Dollars)

6.

EXPLORATION AND EVALUATION ASSETS – continued

USA

On June 10, 2013, the Company purchased from Almaden two properties in Nevada, USA and five properties in Mexico by issuing 4,000,000 common shares at a price of $0.055 per share to Almaden on July 25, 2013. Almaden also retains a 2% NSR royalty on future production on all these properties.

•

BP

•

Black Jack Springs (“BJS”)

In addition, areas of influence have been outlined in Nevada, where Almaden has provided its proprietary data and concepts to the Company.  In return, the Company will issue 200,000 shares to Almaden for each new property acquired within the area of influence.  The Company will issue a further 800,000 shares to Almaden upon the first time disclosure of a mineral resource on each and any of the new properties.

On January 27, 2015, the Company announced that it signed a binding agreement to acquire eight gold properties in Nevada, USA from Sandstorm Gold Ltd. (“Sandstorm”) by issuing 1.5 million shares to Sandstorm (Note 7(b)(iv)) and granting a new smelter returns royalty ranging from 0.5% to 1.0%.  The Company also granted Sandstorm a right of first refusal on any future metal streaming agreements on these properties.

•

Ashby

•

Bellview

•

Columbia

•

East Walker

•

Fri Gold

•

Horsethief

•

Hot Pot

•

Kobeh

b)

East Walker

The East Walker property consists of 22 claims (199 hectares) and is located in Lyon County, west of Hawthorne.  A 2% NSR is payable to the underlying owner of the property from production from some claims on the property.

As of March 31, 2015, the Company had allocated $7,500 as the acquisition costs to this property.

ALIANZA MINERALS LTD.

(Formerly Tarsis Resources Ltd.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2015 AND 2014

(Unaudited, presented in Canadian Dollars)

6.

EXPLORATION AND EVALUATION ASSETS – continued

Canada

In 2010, the Company acquired the White River property through staking.  The White River property is located in the Yukon, northwest of Whitehorse.

On July 23, 2007, the Company purchased from Almaden certain properties in Yukon and one property in Mexico (Erika) and Almaden has a 2% NSR royalty on future production from these mineral claims:

•

Goz Creek – located 180 kilometers north east of Mayo, Yukon.

•

MOR – located 35 kilometers east of Teslin, Yukon and is 1.5 kilometers north of the paved Alaska Highway.

•

Tim – located 72 kilometers west of Watson Lake, Yukon and 12 kilometers northeast of the Silvertip/Midway deposit.

On June 10, 2008 the Company signed another agreement with Almaden to acquire a 100% interest in the Prospector Mountain gold-silver-copper property, located in central Yukon. The Company issued 100,000 fully paid common shares to Almaden and made a cash payment of $30,000 for a 100% interest in the property. Almaden will retain a 2% net smelter royalty (NSR) over any minerals produced from the property, however, half of the NSR may be purchased by the Company at any time after the production commences for fair value as determined by an independent valuator. The Company will also issue to Almaden 500,000 fully paid common shares upon receipt of a positive bankable feasibility study for the property.

On September 9, 2009 the Company acquired a 100% interest in the Highway property from Strategic Metals Ltd. (“Strategic”). The Company has granted Strategic a 2% NSR royalty on any future production from the mineral claims acquired from them.  The Company has incorporated the Highway property as an expansion to the MOR property.

ALIANZA MINERALS LTD.

(Formerly Tarsis Resources Ltd.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2015 AND 2014

(Unaudited, presented in Canadian Dollars)

7.

SHARE CAPITAL

a)

Authorized:

As at March 31, 2015, the authorized share capital is comprised of an unlimited number of common shares without par value and an unlimited number of preferred shares issuable in series.  All issued shares are fully paid.

b)

Issued:

During the year ended September 30, 2014, the Company:

i)

Completed a non-brokered private placement on December 16, 2013 by issuing 4,836,666 units (“Unit”) at a price of $0.075 per Unit for gross proceeds of $362,750. Each Unit consists of one common share and one non-transferable warrant. Each warrant entitles the holder to purchase one additional common share for a 36 month period at a price of $0.15.  Insiders participated in the offering for a total of 2,100,000 Units for gross proceeds of $157,500. Under the residual value approach, no value was assigned to the warrant component of the Units.  The Company incurred share issue costs of $15,689 in connection with this financing.

ii)

Completed a non-brokered private placement on March 17, 2014 by issuing 2,666,667 units (“Unit”) at a price of $0.075 per Unit for gross proceeds of $200,000. Each Unit consists of one common share and one non-transferable warrant. Each warrant entitles the holder to purchase one additional common share for a 36 month period at a price of $0.15.  Insiders participated in the offering for a total of 943,333 Units for gross proceeds of $70,750.  Under the residual value approach, no value was assigned to the warrant component of the Units.  The Company incurred share issue costs of $11,521 in connection with this financing.

iii)

Completed a non-brokered private placement on September 11, 2014 by issuing 9,000,000 units (“Unit”) at a price of $0.05 per Unit for gross proceeds of $450,000. Each Unit consists of one common share and one non-transferable warrant. Each warrant entitles the holder to purchase one additional common share for a 36 month period at a price of $0.10.  In connection with the financing, the Company paid $9,600 as a cash finder’s fee and issued 268,800 finder’s warrants, each of which is exercisable into one common share at a price of $0.05 for a period of 12 months. The value of the finder’s warrants was determined to be $8,747 and was calculated using the Black-Scholes option pricing model.  Insiders participated in the offering for a total of 2,070,000 Units for gross proceeds of $103,500. Under the residual value approach, no value was assigned to the warrant component of the Units.  The Company incurred additional share issue costs of $25,721 in connection with this financing.

During the six months ended March 31, 2015, the Company:

iv)

Issued 1,500,000 common shares to Sandstorm at a price of $0.04 per share for a total consideration of $60,000 to pay for eight exploration and evaluation asset properties (Note 6 USA).

Subsequently, on April 29, 2015, the Company’s shares were consolidated on a 10 for 1 basis (Note 14).

ALIANZA MINERALS LTD.

(Formerly Tarsis Resources Ltd.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2015 AND 2014

(Unaudited, presented in Canadian Dollars)

8.

STOCK OPTIONS AND WARRANTS

a)

Stock option compensation plan

The Company grants stock options to directors, officers, employees and consultants pursuant to the Company’s Stock Option Plan (the “Plan”).  The number of options that may be issued pursuant to the Plan are limited to 10% of the Company’s issued and outstanding common shares and to other restrictions with respect to any single participant (not greater than 5% of the issued common shares) or any one consultant (not greater than 2% of the issued common shares).

Options granted to consultants performing investor relations activities will contain vesting provisions such that vesting occurs over at least 12 months with no more than one quarter of the options vesting in any 3 month period.

Vesting provisions may also be applied to other option grants, at the discretion of the directors.  Options issued pursuant to the Plan will have an exercise price as determined by the directors, and permitted by the TSX-V, at the time of the grant. Options have a maximum expiry date of 5 years from the grant date.

Stock option transactions and the number of stock options for the six months ended March 31, 2015 are summarized as follows:

Expiry date	Exercise price	September 30, 2014	Granted	Exercised	Expired/ cancelled	March 31, 2015
October 5, 2014	$0.30	100,000	-	-	(100,000)	-
June 23, 2015	$0.20	100,000	-	-	-	100,000
October 1, 2015	$0.59	865,000	-	-	-	865,000
May 4, 2016	$0.61	425,000	-	-	-	425,000
May 7, 2017	$0.26	635,000	-	-	-	635,000
February 25, 2019	$0.10	2,125,000	-	-	-	2,125,000
Options outstanding		4,250,000	-	-	(100,000)	4,150,000
Options exercisable		4,250,000	-	-	(100,000)	4,150,000
Weighted average exercise price		$0.28	$Nil	$Nil	$0.30	$0.28

As at March 31, 2015, the weighted average contractual remaining life of options is 2.55 years (September 30, 2014 – 2.97 years).  The weighted average fair value of stock options granted during the six months ended March 31, 2015 was $Nil (2014 - $0.08).

Subsequently, on April 29, 2015, all options were cancelled (Note 14).

ALIANZA MINERALS LTD.

(Formerly Tarsis Resources Ltd.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2015 AND 2014

(Unaudited, presented in Canadian Dollars)

8.

STOCK OPTIONS AND WARRANTS – continued

a)

Stock option compensation plan – continued

Stock option transactions and the number of stock options for the year ended September 30, 2014 are summarized as follows:

Expiry date	Exercise price	September 30, 2013	Granted	Exercised	Expired/ cancelled	September 30, 2014
December 11, 2013	$0.10	275,000	-	-	(275,000)	-
October 5, 2014*	$0.30	100,000	-	-	-	100,000
June 23, 2015	$0.20	100,000	-	-	-	100,000
October 1, 2015	$0.59	865,000	-	-	-	865,000
May 4, 2016	$0.61	425,000	-	-	-	425,000
May 7, 2017	$0.26	645,000	-	-	(10,000)	635,000
February 25, 2019	$0.10	-	2,130,000	-	(5,000)	2,125,000
Options outstanding		2,410,000	2,130,000	-	(290,000)	4,250,000
Options exercisable		2,410,000	2,130,000	-	(290,000)	4,250,000
Weighted average exercise price		$0.42	$0.10	$Nil	$0.11	$0.28

*Subsequently, 100,000 stock options expired.

The weighted average assumptions used to estimate the fair value of options for the six months ended March 31, 2015 and 2014 were as follows:

	March 31, 2015	March 31, 2014
Risk-free interest rate	n/a	1.67%
Expected life	n/a	5 years
Expected volatility	n/a	136.51%
Expected dividend yield	n/a	nil

b)

Warrants

The continuity of warrants for the six months ended March 31, 2015 is as follows:

Expiry date	Exercise price	September 30, 2014	Issued	Exercised	Expired	March 31, 2015
October 3, 2015	$0.25	6,870,000	-	-	-	6,870,000
December 16, 2016	$0.15	4,836,666	-	-	-	4,836,666
March 17, 2017	$0.15	2,666,667	-	-	-	2,666,667
September 11, 2017	$0.10	9,000,000	-	-	-	9,000,000
Outstanding		23,373,333	-	-	-	23,373,333
Weighted average exercise price		$0.16	$Nil	$Nil	$Nil	$0.16

As at March 31, 2015, the weighted average contractual remaining life of warrants is 1.67 years (September 30, 2014 – 2.17 years).

Subsequently, on April 29, 2015, the Company’s warrants were consolidated on a 10 for 1 basis and the exercise prices were reflected as such (Note 14).

ALIANZA MINERALS LTD.

(Formerly Tarsis Resources Ltd.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2015 AND 2014

(Unaudited, presented in Canadian Dollars)

8.

STOCK OPTIONS AND WARRANTS – continued

b)

Warrants – continued

The continuity of warrants for the year ended September 30, 2014 is as follows:

Expiry date	Exercise price	September 30, 2013	Issued	Exercised	Expired	September 30, 2014
October 3, 2015	$0.25	6,870,000	-	-	-	6,870,000
December 16, 2016	$0.15	-	4,836,666	-	-	4,836,666
March 17, 2017	$0.15	-	2,666,667	-	-	2,666,667
September 11, 2017	$0.10	-	9,000,000	-	-	9,000,000
Outstanding		6,870,000	16,503,333	-	-	23,373,333
Weighted average exercise price		$0.25	$0.12	$Nil	$Nil	$0.16

c)

Finder’s warrants

The continuity of finder’s warrants for the six months ended March 31, 2015 is as follows:

Expiry date	Exercise price	September 30, 2014	Issued	Exercised	Expired	March 31, 2015
October 3, 2015	$0.15	471,500	-	-	-	471,500
September 11, 2015	$0.05	268,800	-	-	-	268,800
Outstanding		740,300	-	-	-	740,300
Weighted average exercise price		$0.11	$Nil	$Nil	$Nil	$0.11

As at March 31, 2015, the weighted average contractual remaining life of finder’s warrants is 0.49 years (September 30, 2014 – 0.99 years).

Subsequently, on April 29, 2015, the Company’s finder’s warrants were consolidated on a 10 for 1 basis and the exercise prices were reflected as such (Note 14).

The continuity of finder’s warrants for the year ended September 30, 2014 is as follows:

Expiry date	Exercise price	September 30, 2013	Issued	Exercised	Expired	September 30, 2014
October 3, 2015	$0.15	471,500	-	-	-	471,500
September 11, 2015	$0.05	-	268,800	-	-	268,800
Outstanding		471,500	268,800	-	-	740,300
Weighted average exercise price		$0.15	$0.05	$Nil	$Nil	$0.11

The weighted average assumptions used to estimate the fair value of finder’s warrants for the six months ended March 31, 2015 and 2014 were as follows:

	March 31, 2015	March 31, 2014
Risk-free interest rate	n/a	n/a
Expected life	n/a	n/a
Expected volatility	n/a	n/a
Expected dividend yield	n/a	n/a

ALIANZA MINERALS LTD.

(Formerly Tarsis Resources Ltd.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2015 AND 2014

(Unaudited, presented in Canadian Dollars)

9.

RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows:

For the six months ended March 31, 2015

	Short-term employee benefits	Post- employment benefits	Other long- term benefits	Termination benefits	Share-based payments	Total
Marc G. Blythe Chief Executive Officer, Director (c)	$ 87,500	$ Nil	$ Nil	$ Nil	$ Nil	$ 87,500

For the six months ended March 31, 2014

	Short-term employee benefits	Post- employment benefits	Other long- term benefits	Termination benefits	Share-based payments	Total
Marc G. Blythe Chief Executive Officer, Director (c)	$ 87,500	$ Nil	$ Nil	$ Nil	$ 35,301	$ 122,801
Mark T. Brown Chief Financial Officer, Director (a)	$ Nil	$ Nil	$ Nil	$ Nil	$ 35,301	$ 35,301
Adrian Fleming Director	$ Nil	$ Nil	$ Nil	$ Nil	$ 15,689	$ 15,689
Craig Lindsay Director	$ Nil	$ Nil	$ Nil	$ Nil	$ 15,689	$ 15,689
Jason Weber Director	$ Nil	$ Nil	$ Nil	$ Nil	$ 15,689	$ 15,689

Related party transactions and balances

		Six months ended		Balance due
	Services	March 31, 2015	March 31, 2014	As at March 31, 2015	As at September 30, 2014
Amounts due to:
Marc. G. Blythe (c)	Wages	$ 87,500	$ 87,500	$ 26,846	$ 3,594
Pacific Opportunity Capital Ltd. (a)	Accounting, financing, and shareholder communication services	$ 94,850	$ 81,603	$ 132,468	$ 21,840
Almaden Minerals Ltd. (b)	Rent, insurance, office facilities and expenses	$ -	$ 24,600	$ -	$ 13,024
TOTAL:				$ 159,314	$ 38,458

(a) Mark T. Brown, a director of the Company, is the president of Pacific Opportunity Capital Ltd., a private company. Mr. Brown resigned from being the Chief Financial Officer effective April 29, 2015 but remains as a director of the Company.

(b) Mark T. Brown, a director of the Company, is a director of Almaden Minerals Ltd., a public company.

(c) Marc Blythe resigned from being the Chief Executive Officer and became the Chief Operating Officer effective April 29, 2015. Mr. Blythe remains as a director of the Company.

ALIANZA MINERALS LTD.

(Formerly Tarsis Resources Ltd.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2015 AND 2014

(Unaudited, presented in Canadian Dollars)

10.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The significant non-cash investing and financing transactions during the six months ended March 31, 2015 were as follows:

•

The Company recorded $60,000 in share capital related to the issue of common shares pursuant to the acquisition of exploration and evaluation assets (Note 6 USA).

The significant non-cash investing and financing transactions during the six months ended March 31, 2014 were as follows:

•

As at March 31, 2014, a total of $245 in exploration and evaluation asset costs and a total of $2,000 in share issue costs were included in accounts payable and accrued liabilities.

11.

SEGMENTED INFORMATION

The Company has one reportable operating segment, that being the acquisition and exploration of mineral properties.  Geographical information is as follows:

	March 31, 2015	September 30, 2014
Exploration and evaluation assets
Mexico	$ 2,741,586	$ 2,729,901
USA	244,118	181,993
Canada	1,174,169	1,174,169

Total	$ 4,159,873	$ 4,086,063

All of the Company’s equipment is located in Canada.

12.

FINANCIAL INSTRUMENTS

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest rate risk and commodity price risk.

(a)

Currency risk

The Company’s property interests in Mexico and USA make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows.  The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies. The Company does not invest in foreign currency contracts to mitigate the risks. The Company’s exploration program, some of its general and administrative expenses and financial instruments denoted in a foreign currency are exposed to currency risk.  A 10% change in the Mexican peso and US dollar over the Canadian dollar would change the results of operations by approximately $5,300.

ALIANZA MINERALS LTD.

(Formerly Tarsis Resources Ltd.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2015 AND 2014

(Unaudited, presented in Canadian Dollars)

12. FINANCIAL INSTRUMENTS – continued

(b)

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to the liquidity of its cash. The Company limits exposure to credit risk by maintaining its cash with a large Canadian financial institution. The Company’s receivables consist of goods and services/harmonized sales tax due from the federal government of Canada.

(c)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company ensures there is sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash. The Company has sufficient cash to settle its current liabilities, but further funding will be required to meet the Company’s short-term and long-term operating needs. The Company manages liquidity risk through the management of its capital structure.

Accounts payable and accrued liabilities are due within the current operating period.

(d)

Market risk

Market risks to which the Company is exposed include unfavorable movements in commodity prices, interest rates, and foreign exchange rates.  As at March 31, 2015, the Company has no producing assets and holds the majority of its cash in secure, Canadian dollar-denominated deposits.  Consequently, its exposure to these risks has been significantly reduced, but as the Company redeploys its cash, exposure to these risks may increase. The objective of the Company is to mitigate exposure to these risks while maximizing returns.

The Company may from time-to-time own available-for-sale marketable securities, in the mineral resource sector. Changes in the future pricing and demand of commodities can have a material impact on the market value of the investments. The nature of such investments is normally dependent on the invested company being able to raise additional capital to further develop and to determine the commercial viability of its resource properties. Management mitigates the risk of loss resulting from this concentration by monitoring the trading value of the investments on a regular basis.

i)

Interest rate risk

As at March 31, 2015, the Company’s exposure to movements in interest rates was limited to potential decreases in interest income from changes to the variable portion of interest rates for its cash.  Market interest rates in Canada are at historically low levels, so management does not consider the risk of interest rate declines to be significant, but should such risks increase, the Company may mitigate future exposure by entering into fixed-rate deposits.  A 1% change in the interest rate, with other variables unchanged, would not significantly affect the Company.

ALIANZA MINERALS LTD.

(Formerly Tarsis Resources Ltd.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2015 AND 2014

(Unaudited, presented in Canadian Dollars)

12. FINANCIAL INSTRUMENTS – continued

(d)

Market risk – continued

ii)

Foreign exchange risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company may maintain cash and other financial instruments, or may incur revenues and expenditures in currencies other than the Canadian dollar. Significant changes in the currency exchange rates between the Canadian dollar relative to these foreign currencies, which may include but are not limited to US dollars and the Mexican peso, could have an effect on the Company’s results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations.

(e)

Commodity price risk

The ability of the Company to develop its mineral properties and the future profitability of the Company are directly related to the market price of minerals such as gold, zinc, lead and copper. The Company’s input costs are also affected by the price of fuel.  The Company closely monitors mineral and fuel prices to determine the appropriate course of action to be taken by the Company.

IFRS 7 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
Assets:
Cash	$30,253	$-	$-	$30,253
	$30,253	$-	$-	$30,253

ALIANZA MINERALS LTD.

(Formerly Tarsis Resources Ltd.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2015 AND 2014

(Unaudited, presented in Canadian Dollars)

13.

MANAGEMENT OF CAPITAL RISK

The Company considers items included in shareholders’ equity as capital.  The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

In order to maximize ongoing development efforts, the Company does not pay out dividends.  The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with maturities of 90 days or less from the original date of acquisition, selected with regard to the expected timing of expenditures from continuing operations.  The Company’s approach to managing capital remains unchanged from the year ended September 30, 2014.

14.

EVENTS AFTER THE REPORTING PERIOD

a)

Plan of Arrangement with Estrella Gold Corporation

On April 29, 2015, the Company acquired all of the issued and outstanding common shares of Alianza Holdings Ltd. (formerly Estrella Gold Corporation, “Estrella”) by way of a court-approved plan of arrangement (the “Arrangement”) under the Business Corporations Act (British Columbia). Under the terms of the Arrangement, each Estrella shareholder received one Alianza common share for each Estrella common share, on a pre-consolidation basis. Estrella is now a wholly-owned subsidiary of Alianza.

In connection with Arrangement and immediately upon completion thereof, Alianza effected a consolidation of its issued share capital on a ten old shares for one new share basis and changed its name from “Tarsis Resources Ltd.” to “Alianza Minerals Ltd.” and traded on the TSX Venture Exchange under the symbol “ANZ” as of April 30, 2015.

In conjunction with the Arrangement, Alianza raised $750,000 by way of a financing (the “Financing”) and issued 3 million subscription receipts at a price of $0.25 each (the “Subscription Receipts”). Upon closing of the Arrangement, each Subscription Receipt automatically converted into units consisting of one Alianza common share on a post-consolidation basis (“Alianza Share”) and one Alianza common share purchase warrant on a post-consolidation basis (“Alianza Warrant”), with each Alianza Warrant allowing the holder to buy one additional Alianza Share at a price of $0.40 for a period of 3 years.  A finder’s fee of $1,500 cash and 6,000 finder’s warrants (the “Finder’s Warrants”) was paid to Redplug Capital Corporation in connection with the Financing.  Each Finder’s Warrant allows the holder to buy one Alianza Share at a price of $0.25 for a period of 1 year.  All securities have a 4-month hold period expiring August 29, 2015.

All Tarsis and Estrella optionholders have consented to cancel their existing options.  The new Board of Alianza has approved to grant a total of 1,298,500 options to its directors, officers, consultants and advisors at an exercise price of $0.25 per option, expiring between October 1, 2015 and August 29, 2020.

ALIANZA MINERALS LTD.

(Formerly Tarsis Resources Ltd.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2015 AND 2014

(Unaudited, presented in Canadian Dollars)

14.

EVENTS AFTER THE REPORTING PERIOD – continued

b)

Estrella’s Pucarana property

On May 22, 2015, Estrella’s 36% owned subsidiary, Pucarana S.A.C. signed an Assignment Agreement with Compania de Minas Buenaventura S.A.A. (“Buenaventura”) whereby Pucarana S.A.C. assigns to Buenaventura the rights to the Pucarana property.  In consideration, Buenaventura grant a 3% NSR royalty to Pucarana S.A.C. that is then distributed as to 60% to Alamos (1.8% NSR), 36% to Estrella (1.08% NSR) and 4% to Gallant Minerals Ltd (0.12% NSR).